Exhibit 12.1

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in thousands, except ratio of earnings to fixed charges)

	For the Three Months Ended March 31, 2008	For the Year Ended December 31,
		2007	2006	2005	2004	2003
Fixed charges:
Interest expense	$471,414	$2,123,646	$1,518,705	$850,280	$557,980	$531,721
Amortization of debt issue expense	1,793	9,492	8,438	2,840	2,083	3,084
Estimated interest portion within rental expense	2,542	10,676	10,138	7,560	5,281	9,417
Preference securities dividend requirements of consolidated subsidiaries	—	—	—	—	—	—

Total fixed charges	$475,749	$2,143,814	$1,537,281	$860,680	$565,344	$544,222

Earnings:
Income (loss) before income taxes, discontinued operations and cumulative effect of accounting change less equity in income (loss) of investments	$(151,541)	$(2,185,368)	$926,346	$670,009	$554,215	$292,227
Fixed charges	475,749	2,143,814	1,537,281	860,680	565,344	544,222
Less:
Preference securities dividend requirement of consolidated subsidiaries	—	—	—	—	—	—

Earnings	$324,208	$(41,555)	$2,463,627	$1,530,689	$1,119,559	$836,449

Ratio of earnings of fixed charges	$0.68	$(0.02)	$1.60	$1.78	$1.98	$1.54

Excess (deficiency) of earnings to fixed charges	$(151,541)	$(2,185,369)	$926,346	$670,009	$554,215	$292,227

The ratio of earnings to fixed charges is computed by dividing fixed charges into income (loss) before income taxes, discontinued operations and the cumulative effect of accounting changes less equity in the income (loss) of investments plus fixed charges less the preference securities dividend requirement of consolidated subsidiaries. Fixed charges include, as applicable, interest expense, amortization of debt issuance costs, the estimated interest component of rent expense (calculated as one-third of net rent expense) and the preference securities dividend requirement of consolidated subsidiaries.